BOX OPTIONS

September 21, 2020

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
Amendment No. 39 to Form l

Dear Ms. Kim:

Enclosed for filing is Amendment No. 39 to Form 1 (the "Amendment"). The Amendment includes the corrected Exhibit D-2, BOX Options Market LLC unaudited financial statements for the year ended December 31, 2019, to replace the Exhibit D-2 filed in Amendment No. 37. As previously noted in Amendment No. 37, BOX will supplement with the audited financial statements once available.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 39.

This Amendment No. 39 has been signed electronically and is being filed without notarization based upon relief from Commission staff and difficulties arising from COVID-19.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Alanna Barton
General Counsel

cc: Johnna Dumler
Glen R. Openshaw, Esq.

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 09/21/2020	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: BOX Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110

20012540

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2239 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Alanna Barton (Name) General Counsel (Title) 617-235-2239 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 09/21/2020 (MM/DD/YY) BOX Exchange LLC (Name of applicant)

By: [signature] (Signature) Alanna Barton, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ____________________ (Notary Public)

My Commission expires _______________ County of __________________ State of __________________________

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

BOX Options Market LLC

Financial Statements
Year Ended December 31, 2019

BOX Options Market LLC

Financial Statements
Year Ended December 31, 2019

BOX Options Market LLC

Contents

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110-1745

Independent Auditor's Report

Board of Directors and Member
BOX Options Market LLC
Boston, Massachusetts

We have audited the accompanying financial statements of BOX Options Market LLC, which comprise the balance sheet as of December 31, 2019, and the related statements of income, member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOX Options Market LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

[Signed BDO USA, LLP]

August 18, 2020

Financial Statements (in thousands of U.S. dollars)

BOX Options Market LLC

Balance Sheet

(*in thousands of U.S. dollars*)

December 31, 2019		
Assets		
Current Assets:		
Cash	$	12,505
Accounts receivable, net of allowance of $54		10,660
Note receivable from BOX Options Exchange LLC, bearing interest at a rate of 3%, due December 2020		1,000
Other current assets		759
Total Current Assets		24,924
Computer Equipment, Software and Leasehold Improvements, net		4,573
Total Assets	$	29,497
Liabilities and Member's Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$	2,026
Payable to related parties		605
Current portion of deferred rent		27
Total Current Liabilities		2,658
Long-term Liabilities:		
Deferred rent		69
Total Liabilities		2,727
Member's Equity:		
Member's contributions		27,563
Contributed surplus		9,514
Accumulated dividend distributions		(65,549)
Accumulated earnings		55,242
Total Member's Equity		26,770
Total Liabilities and Member's Equity	$	29,497

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Income

(*in thousands of U.S. dollars*)

Year ended December 31, 2019		
Revenues:		
Transaction fees, net of $4,558 recognized for volume performance rights plan	$	8,860
Non-Transaction fees		6,433
Options Price Reporting Authority (OPRA) income		1,715
Other income		1,269
Total Revenues		18,277
Expenses:		
Professional services:		
Technical and operational		2,974
Financial and administrative		929
Consulting		593
Other		1,956
Employee costs		4,325
Depreciation and amortization		2,270
Communications and data processing		668
Rent of facilities		420
Office-related		355
Other		320
Total Expenses		14,810
Operating Income		3,467
Interest Income		30
Net Income	$	3,497

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Member's Equity

(*in thousands of U.S. dollars*)

	Member's Contributions	Contributed Surplus	Accumulated Distributions	Accumulated Earnings	Total Member's Equity
Balance, December 31, 2018	$ 27,563	$ 4,956	$ (59,830)	$ 51,745	$ 24,434
Net income	-	-	-	3,497	3,497
Share-based payment transactions (Note 12)	-	4,558	-	-	4,558
Distributions	-	-	(5,719)	-	(5,719)
Balance, December 31, 2019	$ 27,563	$ 9,514	$ (65,549)	$ 55,242	$ 26,770

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Cash Flows

(*in thousands of U.S. dollars*)

Cash Provided by Operating Activities:		
Net income	$	3,497
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,270
Share-based payment transactions (Note 12)		4,558
Changes in operating assets and liabilities:		
Increase in accounts receivable		(2,637)
Increase in other current assets		(514)
Increase in accounts payable and accrued expenses		68
Increase in payable to related parties		(505)
Decrease in deferred rent		(44)
Net Cash Provided by Operating Activities		**6,693**
Cash Used in Investing Activities:		
Purchase of computer equipment, software and leasehold Improvements		(1,585)
Net Cash Used in Investing Activities		**(1,585)**
Cash Used in Financing Activities:		
Distributions		(5,719)
Net Cash Used in Financing Activities		**(5,719)**
Net Decrease in Cash		(611)
Cash, beginning of year		13,115
Cash, end of year	$	12,505

See accompanying notes to financial statements.

1. Nature of Operations

BOX Options Market LLC ("BOX Market" or the "Company") is a Delaware limited liability company which was formed in connection with the May 2012 reorganization (the "Reorganization") of Boston Options Exchange Group LLC.

BOX Market is an equity options market whose principal business is providing a marketplace for Participants to trade options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds ("ETFs"). BOX Market provides this marketplace through a proprietary electronic trading system as well as a physical trading floor that together offers Participants an efficient and transparent options marketplace and an opportunity for price improvement on marketable orders. BOX Market is regulated by BOX Exchange LLC, a registered national securities exchange regulated by the U.S. Securities and Exchange Commission ("SEC").

BOX Market is a wholly owned subsidiary of BOX Holdings Group LLC. ("BOX Holdings"). Substantial equity members in BOX Holdings include Bourse de Montréal Inc. ("Bourse", or "TMX") and affiliates of Interactive Brokers Group LLC ("IB"), Citadel Derivatives Group, LLC, Citigroup Financial Products, Inc., and others.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Significant areas of judgment include the determination of the fair value of stock appreciation rights and the determination of the useful lives of computer equipment and software. Actual results could differ from those estimates.

Cash

Cash includes amounts on deposit with banks. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

Accounts Receivable, Net

Accounts receivable consist primarily of transaction fees, non transaction fees and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA").

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with each customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

Computer Equipment, Software and Leasehold Improvements

Assets consist of computer hardware, equipment, software and leasehold improvements.

BOX Market's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment and software. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile industry cycles.

The straight-line method and estimated lives for the following assets are as follows:

Assets	**Period**
Hardware and equipment	3 years
Trading-related software	5 years

Leasehold improvements are amortized over the minimum lease term using the straight-line method.

Computer equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is based primarily on expected discounted future cash flows. No impairment charges were recorded during the year ended December 31, 2019.

Appreciation Rights Plan

The Company accounts for its appreciation rights plans using the fair value method, under which the compensation cost attributable to awards to employees is measured at the fair value and recognized as Employee Costs, on a tranche basis, over the vesting period of each plan, with a corresponding increase in liabilities. As the appreciation rights are settled in cash, the liability is re-measured at each reporting date and at settlement date based on the fair value of the appreciation rights. Any changes in the liability if any are recognized in profit or loss and any payable balance outstanding at the end of the year will be recorded as Appreciation rights payable.

Share-Based Payment Transactions

Share-based payment transactions include the VPR program initiated by BOX Holdings for the benefit of VPR program subscribers, who are also customers of the Company. The Company is under no obligation to settle these arrangements and, therefore, accounts for them as equity settled share-based payment transactions (contributions from BOX Holdings), which are considered sales incentives and as such are measured at fair value each period until the customer's performance

(*in thousands of U.S. dollars,*)

obligation is complete. This sales incentive is recognized over the vesting period as a reduction of revenue.

Accounting Pronouncements Recently Adopted

Revenue from Contracts with Customers

Effective January 1, 2019, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASC 606") using the modified retrospective method. The new standard has been applied to contracts for which performance was not substantially complete as of the date of adoption, and prior periods have not been restated. The Company has analyzed this effect and found the adoption of the new guidance did not have a material impact on the financial statements as of the adoption date and for the period ended December 31, 2019. The reported results for 2019 reflect the application of ASC 606 guidance while the reported results for 2018 were prepared under the previous guidance of ASC 605-25, Revenue Recognition—Multiple-Element Arrangements and ASC 985-605, Software – Revenue Recognition (Legacy GAAP).

Revenue Recognition:

The Company receives its revenue from contracts with customers such transactions fees, OPRA revenue, connectivity fees, port fees and participant fees. Additionally, the company recognizes revenue from interest and other income that are not associated with contracts with customers.

To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) performance obligations are satisfied.

Transaction Fees: Transaction fees are charged to registered market participants on a per trade basis for various types and combinations of trades that are matched and executed through either the Company's proprietary electronic exchange and/or physical open outcry trading floor. The performance obligation for transaction fees is the execution and settlement of trades matched on the Company's exchange. The performance obligation is met at a point in time when transactions are executed and revenue related to such services are recognized at a point in time.

Connectivity Fees: In order to participate in the Company's proprietary trading system, each customer is required to set-up and maintain one or multiple physical connections to the Company's servers. Connectivity Fees are based on the connection type(s) maintained by each customer. The performance obligation for connectivity fees is the company providing connections to the Company's network as specified by the customer. The performance obligation is met over a monthly period in which the services are performed and revenue for such services is recognized over time.

Port Fees: The Company provides certain types of internal networking connections within the Company's network that allow participants to access different trading applications and services within the BOX network. Port Fees are charged to each participant based on the type and number of ports that the participant is credentialed for. The performance obligation for port fees is the Company providing access to the customer to trade on the Company's platform. The performance obligation is met over a monthly period in which the services are performed and revenue for such services is recognized over time.

(*in thousands of U.S. dollars,*)

Participant Fees: The Company charges certain fees to registered participants including one-time initiation fees and monthly recurring charges for being a registered participant for the Company's electronic exchange or the trade floor. The performance obligation for participant fees is the Company providing the requested port connections to the Company's network as specified by the customer. The performance obligation is met over a monthly period in which the services are performed and revenue for such services is recognized over time.

OPRA: OPRA is a consortium of registered exchanges that compiles and sells trade and market data to third parties. BOX Options provides OPRA with real-time market data. The performance obligation for OPRA revenue is the Company providing accurate and timely market data to OPRA. The performance obligation is met over a period in which the services are performed and revenue for such services is recognized over time.

Accounting Pronouncements not yet Adopted

New Lease Accounting Standard - (ASU) 2016-02

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," ("Topic 842") which requires companies that are lessees to recognize a right-of-use asset and lease liability for most leases that do not meet the definition of a short-term lease. For income statement purposes, leases will continue to be classified as either operating or financing. This standard will result in extensive qualitative and quantitative disclosure changes.

In July 2018, the FASB issued ASU 2018-10, "Codification Improvements to Topic 842, Leases," which affects certain aspects of the guidance issued in the amendments in ASU 2016-02, "Leases." The FASB further issued ASU 2018-11, "Leases (Topic 842): Targeted Improvements," in July 2018, which provides entities with an additional (and optional) transition method to adopt the new leases standard.

This standard was effective for annual reporting periods beginning after December 15, 2020.In June 2020, the FASB issued *ASU 2020-05 Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842)* which allows for certain entities that have not yet issued financial statements or made financial statements available for issuance as of June 3, 2020 to defer the effective date for one year. Early application continues to be permitted. The company intends to avail the deferral and also intends to elect the package of practical expedients permitted under the transition guidance within the new standard, which, among other things, allows the Company to carry forward the historical lease classification.

(footnotes continued on next page)

(*in thousands of U.S. dollars,*)

3. Computer Equipment, Software and Leasehold Improvements

Computer equipment, software and leasehold improvements as at December 31, 2019 consisted of:

December 31, 2019		
Computer software	$	47,734
Computer equipment		18,330
Leasehold improvements		1,582
Accumulated depreciation and amortization		(63,073)
	$	4,573

For the year ended December 31, 2019, BOX Market capitalized software development, hardware and leasehold improvement costs of $1,585 ($1,234 from related parties). These transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties as per the Technical and Operational Services Agreement (Note 6) with each entity.

Aggregate depreciation and amortization expense related to computer equipment, software and leasehold improvements was $2,270 in 2019.

4. Income Taxes

The Company is a single member limited liability company wholly-owned by BOX Holdings and treated as a disregarded entity for income tax purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. The Company is subject to certain entity-level taxes in some states, the amount of which is immaterial. Accordingly, the Company has not provided for federal or state income taxes.

In accordance with Accounting Standards Codification ("ASC") Topic 740, a tax position is a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes estimated interest, penalties and income taxes related to uncertain tax positions in income tax expense. As of December 31, 2019, the Company determined that it had no material uncertain tax positions. As a result, the Company had no accrual or provision for uncertain tax positions as of December 31, 2019. The Company's income tax returns are generally open for examination by U.S. federal and state taxing authorities. The Company is not currently under examination by any U.S. federal or state income taxing authority. As of December 31, 2019, the tax years that remain subject to examination by major tax jurisdiction under the statute of limitations is 2016, 2017, 2018 and 2019. On December 22, 2017, H.R. 1, the Tax Act, was enacted by U.S. government. The Tax Act includes significant changes to the Internal Revenue Code of 1986 that changed the taxation of business entities. These changes did not result in a significant impact on the Company.

(*in thousands of U.S. dollars,*)

5. Revenues from Contracts with Customers

The Company's revenues come from five separately identifiable streams. Revenues from contracts with customers includes transactions fees, OPRA revenue and monthly recurring charges such as connectivity fees, port fees and participant fees. Additionally, the Company recognizes revenue from interest and other income that are not associated with contracts with customers.

The following table presents the Company's total revenues separated for the Company's revenue from contracts with customers and the Company's other sources of revenue for the year ended December 31, 2019:

Revenue from contracts with customers:		
Transaction fees, net of $4,558 recognized for volume performance rights plan	$	8,860
OPRA revenue		1,715
Connectivity fees		3,633
Port fees		1,232
Participant fees		1,568
Total revenue from contracts with customers	$	17,008
Other sources of revenue:		
Interest	$	30
Other income		1,269
Total revenue from other sources		1,299
Total revenue	$	18,307

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for promised services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

(in thousands of U.S. dollars,)

Disaggregation of Revenue

The following tables discloses the company's revenue from contacts with customers disaggregated by the timing of transfer of services.

Revenue recognized at a point in time:		
Transaction fees	$	8,860
Total revenue recognized at a point in time	$	8,860
Revenue recognized over time:		
OPRA revenue	$	1,715
Connectivity fees		3,633
Port fees		1,232
Participant fees		1,568
Total revenue recognized over time	$	8,148

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

The Company does not have any revenues with performance obligations that extend for more than three months. As such, there is no allocation related to unsatisfied or partially unsatisfied performance obligations.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (contract liability) until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $2,257 as of December 31, 2019. The Company recognized $54 as an impairment related to these receivables during the year ended December 31, 2019. The Company had receivables related to revenues from contracts with customers of $1,951 as of December 31, 2018.

The Company had no deferred revenue at December 31, 2019.

Contract Costs

The Company does not capitalize any costs to fulfill contracts associated with any of the revenue streams.

(footnotes continued on next page)

(*in thousands of U.S. dollars,*)

6. Commitments and Contracts

Commitments

In June 2019, BOX Options Market LLC entered into an eleven-year operating lease agreement with BT Property LLC for space to accommodate the Chicago office staff and the Trading Floor. The Company was offered an inducement as part of the agreement, which is being amortized over the minimum lease term using the straight-line method. The lease term ends on March 31, 2031.

In November 2016, BOX Market entered into a three-year operating sublet lease agreement with the Chicago Mercantile Exchange ("CME") for space to accommodate the Trading Floor that the Company launched in 2017. BOX Market was offered an inducement as part of the agreement, which is being amortized over the minimum lease term using the straight-line method. The sublease term ended on December 31, 2019.

In May 2011, BOX Market relocated to a new office location in Chicago and entered into a ten-year operating lease agreement. BOX Market was offered an inducement as part of the agreement. The incentive is being amortized over the minimum lease term using the straight-line method. The lease term ends on November 30, 2021.

In September 2010, BOX Market relocated to a new office location in Boston and entered into a five-year sublet lease agreement. In September 2014, the Company renewed this lease agreement through December 31, 2019.

Aggregate future minimum rentals for the Boston and Chicago spaces as at December 31, 2019 are as follows:

Years ending December 31,		
2020	$	167
2021		417
2022		355
2023		362
2024 and thereafter		2,848
	$	4,149

Contracts

BOX Market has entered into agreements with related parties TMX, BOX Technology LLC ("Box Technology") and BOX Exchange LLC ("BOX Exchange") to provide certain technical, operational, regulatory and administrative support which includes:

(i) A Technical and Operational Services Agreement ("TOSA") with TMX (an equity-owner of BOX Holdings Group LLC) to provide BOX Market with certain services to support the Company's network and proprietary Trading Platform. These services include but are not limited to software development, computer hardware and equipment acquisition and installation, support and maintenance services, data transmission services and other services. Operational costs are based on an agreed upon annual budget, although additional development and services requested shall be charged at the agreed upon development rate.

(*in thousands of U.S. dollars,*)

All rates are revised on a yearly basis. The term of the agreement is for the period ending December 31, 2019. In February 2019, BOX Market and TMX came to an agreement to terminate TOSA and transition the related services and support to BOX Technology. The transition was initiated in March 2019 and was still on-going as of December 31, 2019.

(ii) A Technical and Operational Services Agreement ("TOSA") with BOX Technology (a subsidiary of BOX Holdings Group LLC) to provide the Company with certain software maintenance and development services, computer hardware and equipment, and support/maintenance for certain data transmissions and other services. Operational costs shall be based on an agreed upon annual budget. Any additional developments and services requested shall be charged at the agreed upon development rate. All rates are revised on a yearly basis. The term of the agreement is for the period ending December 31, 2019.

(iii) A Facility Agreement with BOX Exchange LLC ("Exchange") (the Self-Regulatory Organization ("SRO") for BOX Options Market LLC) to provide the Company with the required regulatory structure and ongoing oversight of market operations and regulatory functions of the Company was entered into on October 1, 2011. Pursuant to this agreement, Exchange manages the Company's billing function and is entitled to collect all revenues generated by BOX Market's operations as well as any fines, fees and disgorgements due the Company. Additionally, any and all payments collected by Exchange may be used at Exchange's sole discretion, as is any cash distributed to BOX Market.

In the event Exchange, at any time, does not hold sufficient funds to meet all regulatory requirements, BOX Market shall reimburse Exchange for all such costs and expenses upon request. Additionally, Exchange shall reimburse BOX Market for costs and expenses incurred by the Company for regulatory purposes. This agreement will remain in effect until May 10, 2032, or 180 days after the Company is no longer a registered securities exchange.

(iv) The Company has an Administrative Services Agreement ("ASA") with BOX Exchange for BOX Exchange to provide certain support services to BOX Market, including accounting/finance, legal, human resources, communications and administrative support.

7. Related-Party Transactions

The financial statements reflect the capital contributions of cash and/or services by all equity members of BOX Market as specified in BOX Market's Amended and Restated Operating Agreement (the "Agreement") dated January 26, 2005.

In accordance with the terms of the Technical and Operational Services Agreements ("TOSA") referred to in Note 6, the Company incurred professional fees related to software maintenance with TMX of approximately $4,555 in 2019. Amounts owed to TMX as at December 31, 2019 was $239, which is reflected as "payable to related parties" on the balance sheet.

In accordance with the terms of the Technical and Operational Services Agreements ("TOSA") referred to in Note 6, the Company incurred professional fees related to software maintenance with BOX Technology LLC of approximately $1,157 in 2019. Amounts owed to BOX Technology LLC as at December 31, 2019 was $154, which is reflected as "payable to related parties" on the balance sheet.

(*in thousands of U.S. dollars,*)

In accordance with the terms of the Administrative Services Agreement ("ASA") with BOX Exchange LLC, referred to in Note 6, the Company reimbursed BOX Exchange $579 for expenses paid on its behalf in 2019. The amount owed to BOX Exchange as at December 31, 2019 was $176, which is reflected as "payable to related parties" on the balance sheet. See Note 5.

Aragon Solutions owns equity units of BOX Holdings Group LLC and provides consulting services to the Company. In 2019, Aragon Solutions received payments totaling $337 for consulting services. BOX Options Market LLC owed Aragon Solutions $36 as at December 31, 2019.

The $1 million note receivable from BOX Exchange was renewed for one year and is due on December 31, 2020.

As of December 31, 2019 there was $9 receivable from BOX Digital Markets LLC as at 12/31/2019.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties.

8. Members' Equity

BOX Options Market LLC is a single member LLC, wholly-owned by BOX Holdings Group LLC, and has no units outstanding. There were no movements in units during the year.

9. Fair Value Measurements

The Company does not own any assets that require Fair Value analysis, however the Company uses a measurement of Fair Value in calculations related to the fair value of the Executive Rights plans and in the calculation of the discount associated with the Volume Performance Rights plans, which requires the use of Fair Value measurements according to guidance in Codification Topic 820, Fair Value Measurement and Disclosures. See Note 11.

10. Concentration of Credit Risk

Approximately 84% of the revenues generated by the Company for the year ended December 31, 2019 were generated by ten approved participants.

11. Appreciation Rights Plan

Executive Rights Plan ("Executive Plan")

In April 2015, BOX Market adopted an Executive Rights Plan pursuant to which certain key executive members of BOX Market were granted appreciation rights. The appreciation right entitles the participants to receive from BOX Market a cash payment no later than February 14 of each year beginning with February 14, 2016. The appreciation right, with respect to each plan participant for each year shall be determined by multiplying such plan participant's award percentage by the incremental difference, if any, obtained by subtracting the greater of (1) the enterprise value as of

(*in thousands of U.S. dollars,*)

January 1 of the prior year or (2) the enterprise value as of January 1, 2015 from the enterprise value as of January 1 of the calculation year.

The appreciation rights vest in three equal tranches each year over three years from January 1, 2015. As of January 1, 2018, the appreciation rights were fully vested.

The measurement of the fair value of the appreciation rights issued under the Executive Rights Plan resulted in a compensation expense of nil for the year ended December 31, 2019.

The Company recognized compensation expense of $434 in 2019 related to payments made in accordance with the terms of the Rights Plans.

The Executive Plan rights do not have a strike price and the fair value of these rights as of 12/31/2019 is $294.

In accordance with US GAAP, the fair value of BOX's appreciation rights was estimated at the end of the year using the income approach. The weighted average assumptions used in the calculation are provided in the following table as at December 31, 2019.

BOX Market uses the expected term up to the respective vesting date. Since the Company's member units are not publicly traded and its shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury 3-year note rate. The fair value per member unit was calculated based on enterprise value using a discounted cash flow model.

Value Assumptions	2019
Discount rate	13.50%
Terminal growth rate	2%
EBITDA multiple	6.2x
Expected dividend yield	0.00%
Expected volatility	25.01%
Expected term (years)	0.0
Risk-free interest rate	1.62%

As of December 31, 2019, the Executive Rights Plan was entitled to a distribution equal to 4.57% of Company's distribution to its parent.

12. Share-Based Payment Transactions

Volume Performance Rights

In January 2015, BOX Market's parent company, BOX Holdings Group LLC, launched a program to incentive subscribers to provide additional order flow to BOX Market. In exchange for providing this liquidity, subscribers receive volume performance rights ("VPRs"), each of which is equivalent to 8.5 Class C equity units of BOX Holdings if the subscriber meets a certain minimum order flow volume commitment. Each Class C equity unit of BOX Holdings entitles the Class C unit holder to an economic interest in the annual distributions from BOX Holdings to its members. If a subscriber

(*in thousands of U.S. dollars,*)

meets their minimum order flow volume commitment in the specified period, the VPRs held by the subscriber will vest over the term of the program. Once a subscriber has achieved their performance requirement and an initial threshold of 40 VPRs and becomes protected, future VPRs will attain protected status in tranches (increments of 20 VPRs) as the subscriber meets its volume-based performance requirement. If a subscriber fails to meet its minimum volume commitment, that subscriber's unprotected VPRs are available for reallocation to subscribers that exceeded their minimum volume commitments, if any. Reallocated VPRs may be subject to accelerated vesting over the remaining quarters of the original 5-year vesting period so that all Class C units associated with protected VPRs shall convert to Class A units of BOX Holdings at the completion date in accordance with the terms of the Agreement. The expense associated with VPRs for the current period is based on the greater of the cumulative amount that would be recognized on a straight-line basis or the amount that would be protected at the period end.

The measurement of the VPRs issued under the program resulted in a reduction of transaction fees in revenues of $4,558 for the year ended December 31, 2019. At December 31, 2019, all vested VPRs were converted to Class A units of BOX Holdings Group LLC and there was $0 of total unrecognized reduction of transaction fees in revenue related to unvested VPRs granted under the Plan.

The fair value of VPRs was estimated using the fair value of BOX Holdings per member unit, calculated based on the present value of future expected cash flows, and is being recognized based on vesting.

VPR activity during the period was:

Year Ended December 31, 2019	Total VPRs	Vested and Protected VPRs	Weighted Average Remaining Contractual Term
Total VPRs Outstanding at December 31, 2018	482	320	1
Unprotected VPRs that became protected in 2019	-	107	-
Unprotected VPRs that were Cancelled in 2019	55	55	-
Total VPRs Outstanding at December 31, 2019	**427**	**427**	**0**

13. Subsequent Events

The Company has evaluated subsequent events through August 18, 2020, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in the financial statements other than noted below.

In February 2020, the Company declared a distribution to its member of $8,367 which was paid to its sole member on March 31, 2020.

In February 2020, in conjunction with the dividends declared by the Company's board, $358 of compensation expense was recorded related to payments under the Executive Rights Plans.

(*in thousands of U.S. dollars,*)

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2020.

On March 27, 2020, President Trump signed into law the "Coronavirus Aid, Relief, and Economic Security (CARES) Act." The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. It also appropriated funds for the SBA Paycheck Protection Program loans that are forgivable in certain situations to promote continued employment, as well as Economic Injury Disaster Loans to provide liquidity to small businesses harmed by COVID-19.